VERALTO CORPORATION
225 Wymann St., Suite 250
Waltham, Massachusetts 02451

September 6, 2023
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Conlon Danberg

Re:	Veralto Corporation
Request for Acceleration of Effectiveness of
Registration Statement on Form 10 (File No. 001-41770)
Dear Mr. Danberg:
Reference is made to the Registration Statement on Form 10 (File No. 001-41770) (as amended to date, the “Registration Statement”) filed by Veralto Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
Danaher Corporation (“Danaher”) has set the close of business on September 13, 2023 as the record date for the distribution by Danaher of the shares of the Company’s common stock (the “Shares”) as contemplated by the Registration Statement. Danaher and the Company would like for the Shares to commence trading on the New York Stock Exchange on a “when issued” basis on September 27, 2023. Accordingly, the Company hereby requests that the effectiveness of the Registration Statement be accelerated such that it be declared effective as of 4:00 p.m. Eastern time on September 11, 2023, or as soon thereafter as practicable, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
If you have any questions or require any additional information regarding this request, please contact Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Greenberg and that such effectiveness also be confirmed in writing to the address above.

September 6, 2023

Very truly yours,

VERALTO CORPORATION

By:	/s/ Jennifer L. Honeycutt
Name:	Jennifer L. Honeycutt
Title:	President and Chief
Executive Officer

cc:	James O'Reilly (Danaher Corporation)
Thomas W. Greenberg (Skadden, Arps, Slate, Meagher & Flom LLP)
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